

16013894

SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66137

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Donegal Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Walnut Street, #12
(No. and Street)

Wellesley	MA	02481
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gilbert Moreira (781) 431-1003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company, PC
(Name – *if individual, state last, first, middle name*)

1330 Boylston Street	Chestnut Hill	MA	02467
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gilbert Moreira, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Donegal Securities, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title


ELAINE H. McCARTHY
MY COMMISSION EXPIRES
MAY 4, 2018
NOTARY PUBLIC
COMMONWEALTH OF
MASSACHUSETTS

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DONEGAL SECURITIES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Year Ended December 31, 2015

TABLE OF CONTENTS



Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Donegal Securities, Inc.

We have audited the accompanying statement of financial condition of Donegal Securities, Inc. as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Donegal Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Donegal Securities, Inc. as of December 31, 2015 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Donegal Securities, Inc.'s financial statements. The supplemental information is the responsibility of Donegal Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Samet & Company PC

Chestnut Hill, Massachusetts
February 25, 2016

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

DONEGAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash	$	182,699
Commissions receivable		95,000
Prepaid expenses		3,162
	$	280,861

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Commissions payable	$	75,000
Accrued expenses		9,706
		84,706
Stockholder's equity:		
Common stock, no par value, 200,000 authorized shares, issued and outstanding 10,000 shares		11,000
Retained earnings		185,155
		196,155
	$	280,861

See notes to financial statements

DONEGAL SECURITIES, INC.

STATEMENT OF OPERATIONS
Year Ended December 31, 2015

Revenues:		
Commission income	$	1,532,306
Miscellaneous income		325
Interest income		173
		1,532,804
Operating expenses:		
Commissions		1,443,519
Accounting fees		9,250
Bank fees		355
Consulting fees		20,936
Dues and licensing		1,516
Printing		62
Education		705
Insurance		11,026
Office services		1,110
Regulatory fees		13,012
Rent		36,343
Corporate excise tax		538
		1,538,372
Net (loss)	$	(5,568)

See notes to financial statements

DONEGAL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2015

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance, January 1, 2015	10,000	$ 11,000	$ 190,723	$ 201,723
Net (Loss)	-	-	(5,568)	(5,568)
Balance, December 31, 2014	10,000	$ 11,000	$ 185,155	$ 196,155

See notes to financial statements

DONEGAL SECURITIES, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2015

Cash flows from operating activities:		
Net income	$	(5,568)
Adjustments to reconcile net income to net cash used for operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable		(15,000)
Prepaid expenses		1,512
Accounts payable and accrued expenses		(5,000)
Net cash provided by operating activities		(24,056)
Net increase in cash during the year		(24,056)
Cash, beginning of year		206,755
Cash, end of year	$	182,699

See notes to financial statements

DONEGAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2015

Note 1 **Organization and nature of business**

Donegal Securities, Inc. (the "Company") is a Massachusetts Corporation incorporated on June 4, 2003. The Company is a service organization primarily engaged in providing advice and other services with respect to employee retirement benefit plans. The Company does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts. The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 **Summary of significant accounting policies**

Revenue recognition
The Company enters into contracts with customers calling for periodic management fees to be paid during the term of the arrangement based on a fixed percentage of assets under management. Accordingly, the Company recognizes commission revenue in the month earned when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable, and collectability is reasonably assured.

Commissions receivable
Commissions receivable represent amounts due from customers based on a fixed percentage of assets under management. The Company provides an allowance for doubtful collections which is based on a review of outstanding receivables, historical collection information, and existing economic conditions. At December 31, 2015 there was no reserve for uncollectible receivables.

Income taxes
The Company has elected to be taxed as an S corporation and, therefore, in lieu of corporate income taxes, the stockholder is taxed on his proportionate share of the Company's taxable income. Consequently, no provision or liability for federal and Massachusetts income taxes has been included in the accompanying financial statements. The Company, however, is liable for certain state corporate taxes.

Note 2 **Summary of significant accounting policies (continued)**

Income tax positions

The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Use of estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Subsequent events

The Company has evaluated subsequent events through February 25, 2016, which is the date the financial statements were available to be issued.

Note 3 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of 6.67% of its aggregate indebtedness or $5,000 and requires that the company's aggregate indebtedness to net capital ratio, as defined, shall not exceed 15 to 1.

At December 31, 2015 the Company's net capital was $172,993, which was $167,346 in excess of its required net capital of $5,647. The Company's aggregate indebtedness to net capital was .49 to 1.

Note 4 **Concentrations**

The Company maintains its cash at financial institutions which may exceed federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk with respect to cash.

Note 5 Related party transactions

For the year ended December 31, 2015,100% of commission fee income earned by the Company was generated through fees charged to clients for assets under management. In addition, commissions receivable of $95,000 at December 31, 2015 is due from these clients. These clients are also clients of Kraematon Group, Inc. ("Kraematon"), a related company through common ownership. Kraematon provides various consulting services to these clients and their employees.

The Company has a contract with its sole shareholder, a registered sales representative, which calls for commission payments to be paid in accordance with the agreement. During the year ended December 31, 2015, $1,434,000 of commissions were paid under this agreement. Further, the Company had accrued commissions due to this shareholder of $75,000 as of December 31, 2015.

On March 1, 2013 the Company entered into a management services agreement (the "Agreement") with Kraematon. Under the terms of this Agreement, Kraematon shall provide certain administrative services, including facility charges. For the year ended December 31, 2015, the Company incurred a total of $36,343 of expenses related to this Agreement.

DONEGAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2015

Net capital		
Stockholder's equity	$	196,155
Deductions and charges:		
Commissions Receivable		(20,000)
Prepaid expenses		(3,162)
Net capital	$	172,993
Aggregate indebtedness		
Accounts payable and accrued expenses	$	84,706
Computation of basic net capital requirement		
Minimum net capital required	$	5,647
Minimum dollar net capital required		5,000
Net capital requirement		5,647
Excess net capital	$	167,346
Net capital less 10% of aggregate indebtedness	$	164,522
Percentage of aggregate indebtedness to net capital		49%
Reconciliation with Company's computation (included in part II of form X-17A-5 as of December 31, 2015)		
Net capital, as reported in Company's part II (unaudited) focus report	$	172,993
Net capital per above	$	172,993

DONEGAL SECURITIES, INC.

REPORT UNDER THE EXEMPTIONS CONTAINED IN RULE 15c3-3

Period Ended December 31, 2015



TABLE OF CONTENTS


SAMET

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Donegal Securities, Inc.

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Donegal Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Donegal Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Donegal Securities, Inc. stated that Donegal Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Donegal Securities Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Donegal Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Samet & Company PC

Chestnut Hill, Massachusetts

February 25, 2016

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

Donegal Securities, Inc.

20 Walnut Street, Suite 12, Wellesley, MA 02481-2104 Tel (781) 431-1003 • Fax (781) 431-1063

Donegal Securities, Inc.

EXEMPTION REPORT

Donegal Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.



By: [signature]

Title: Chief Compliance Officer

Date: 2-9-16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Donegal Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Walnut Street, #12
(No. and Street)

Wellesley (City) MA (State) 02481 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gilbert Moreira (781) 431-1003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company, PC
(Name – *if individual, state last, first, middle name*)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
DIVISION OF TRADING & MARKETS

1330 Boylston Street (Address) Chestnut Hill (City) MA (State) 02467 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gilbert Moreira, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Donegal Securities, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ANA NUNES
NOTARY PUBLIC
Commonwealth of Massachusetts
My Commission Expires Sept. 1, 2017

Commonwealth of Massachusetts
Middlesex County, ss.

On this 25th day of February, 20 16 before me, the undersigned notary public, personally appeared Gilbert Moreira, proved to me through satisfactory evidence of identification, which were Mass DL, to be the person whose name is signed on the preceding or attached document, and acknowledged to me that he signed it voluntarily for its stated purpose.

Notary Public

DONEGAL SECURITIES, INC.

AGREED - UPON PROCEDURES

December 31, 2015



TABLE OF CONTENTS


SAMET

Certified Public Accountants

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Stockholder of Donegal Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Donegal Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Donegal Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Donegal Securities, Inc.'s management is responsible for Donegal Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (canceled checks), as applicable, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.
4) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Chestnut Hill, Massachusetts

February 25, 2016

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com



DONEGAL SECURITIES, INC.

GENERAL ASSESSMENT RECONCILATION
Year Ended December 31, 2015

General assessment	$	-
Less payments made with SIPC-6 filed July 24, 2015		-
		-
Less prior overpayment applied		(856)
Total assessment balance		(856)
Payments made with SIPC-7		-
Overpayment carried forward	$	(856)

Collection agent:

Securities Investor Protection Corporation
P.O. Box 92185 Washington, D.C. 20090-2185